Exhibit 99.1

QIWI depositary shares start trading on Moscow Exchange

Moscow, Russia. October 8, 2013 – QIWI (NASDAQ: QIWI; MOEX: QIWI) announced today the start of trading of its American Depositary Shares (ADSs), which represent its Class B shares, on Moscow Exchange.

The ADSs are to trade on the Innovation and Investment Market (ticker: QIWI), with pricing and settlement of the Company’s securities made in RUB.

QIWI CFO Alexander Karavaev said, “Listing on Moscow Exchange will open to our partners, including QIWI agents, direct access to the Company’s ADSs. We believe that this will contribute to the expansion of our investor base and will be positive for the development of QIWI’s core business”.

Moscow Exchange Deputy CEO Andrey Shemetov commented, “We are pleased that more and more companies operating in Russia, but listed on foreign exchanges, are recognising the advantages of listing on Moscow Exchange as well. QIWI carried out a successful IPO in the US this year and is now also offering Russian investors the opportunity to assess its investment perspectives. The same securities will be traded on Moscow Exchange and on NASDAQ, allowing for flow of liquidity between the two exchanges”.

Aton Corporate Finance Director Agaron Papoyan said “Aton acted as co-manager of secondary public offering (SPO) of QIWI’s ADSs. The transaction is unique because it was the first time in the history of the Russian securities market when NASDAQ-listed securities have been sold on a Russian exchange, and Russian investors received an opportunity to trade these securities through the facilities of the Moscow Exchange”.

On 1 October 2013 a number of QIWI’s shareholders sold in the secondary offering 9 427 546 ADSs at a public offering price of $30.5 per ADS. This is approximately 18.1% of the Company’s issued share capital. The initial placement of the Company’s shares (IPO) occurred on 3 May 2013 with the price of $17.0 per ADS.

Moscow Exchange INVESTOR RELATIONS Sergey Klinkov +7 495 363 3232 ir@moex.com MEDIA ENQUIRIES Nikita Bekasov +7 495 363 3232 pr@micex.com	QIWI plc INVESTOR RELATIONS Yakov Barinskiy +7 925 869 1199 ir@QIWI.com MEDIA ENQUIRIES Press service pressa@QIWI.ru +7 495 783-59-59	ATON MEDIA ENQUIRIES Stanislav Molchanov +7 495 777 9090 Stanislav.Molchanov@aton.ru

IMPORTANT NOTICE – FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected revenue and net profits, dividend payments, the growth of Visa QIWI Wallet, payment volume growth, and growth in the Company’s distribution network. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow Visa QIWI Wallet, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Registration Statement on Form F-1 and in reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law.

NOTES TO EDITORS

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 14 million virtual wallets, over 169,000 kiosks and terminals, and enabled over 54,000 merchants to accept over RUB 44 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

About Moscow Exchange

Moscow Exchange Group manages the sole multifunctional stock exchange platform in Russia for shares, bonds, derivative instruments, currency, money market instruments and goods trading. The Group includes the central depository (NCO CJSC National Settlement Depository), and a clearing center (CJSC ACB National Clearing Centre), performing the functions of central counterparty on the markets, which allows the Moscow Exchange to render the full spectrum of trading and post-trading services to its clients.

The Moscow Exchange ranks among the world’s top 20 exchanges by total capitalization of securities traded, and also among the 10 largest exchange platforms by bonds and derivatives trading. Securities of 709 issuers are admitted to trading on the stock market of the Moscow Exchange, including securities of the largest Russian companies by level of market capitalization.

The Moscow Exchange was formed in December 2011 as a result of a merger between Russia’s two main exchange groups - MICEX Group, the oldest domestic exchange and operator of the leading securities, foreign exchange and money market platform in Russia, and the RTS Group, at the time the operator of Russia’s leading derivatives market. This combination created a vertically integrated public trading market across most major asset classes, which was reorganized into an open joint stock company (OJSC) and was named Moscow Exchange. The Moscow Exchange held the initial public offering of its shares on 15 February 2013 (ticker MOEX).

ATON

ATON is an oldest independent investment group in Russia working on the market since 1991. The Company provides the full spectrum of services to private, corporate, institutional and international investors.

ATON has branches in 10 regions, works with over 45 partners and is represented in 52 cities of Russia. At the moment the Company has approximately 52,000 clients. ATON has its offices in London, Geneva, Kazakhstan and in Cyprus. ATON has AAA credit rating (maximum reliance) from the National Rating Agency, and an international rating from Moody’s Investors Service – B2/NP long and short term foreign currency deposit rating. National rating under Moody’s Interfax: Baa1.ru.

The Group’s income in 2012 was $78.0 million, and its assets - $732.6 million, own capital – $255.0 million.